Mail Stop 4561

      							June 24, 2005

Via U.S. Mail and Fax (702) 492-7728
Mr. Richard L. Ham
Director and President
Millenium Holding Group, Inc.
12 Winding Road
Henderson, NV 89052

	RE:	Millenium Holding Group, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 16, 2005
		Form 10-QSB for the quarterly period ended March 31,
2005
		File No. 0-28431

Dear Mr. Ham:

      We have reviewed the above referenced filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your auditors do not include in their opinion reference to the column for the period from December 31, 1998 (date of inception) to December 31, 2004 on the Statements of Operations and Accumulated Deficit and Cash Flows. Tell us why you have not included this period as part of your Report of Independent Registered
Public Accounting Firm.  Tell us if this period was audited.



Note 5 - Intangible Assets, page F-13

2. Please describe to us what architectural study costs represent and what continuing benefit you derive from such costs. Tell us how these costs relate to your current line of business.

Note 6 - Notes Payable, page F-13

3. We note that many of the notes that you have entered into have a conversion feature. Please tell us whether any of the notes have a beneficial conversion feature as contemplated by EITF 98-5, and tell us how you have accounted for any such beneficial conversion feature.

4. During April of 2004 you received $45,000 related to the sale of
200,000 shares of restricted stock. Please tell us why this is not reflected on the Statement of Cash Flows.

Note 10 - Commitments and Contingencies, page F-19

5. Clarify to us the arrangements with consultants. Include in your explanation information relating to the term of the agreement. Also, it sounds as though the shares have been issued. Please clarify whether there is a prepaid balance at year-end or whether there are circumstances under which additional shares will be issued.

Form 10-QSB for the period ending March 31, 2005

Statements of Cash Flows, page 4

6. Explain to us how the write-off of stock subscriptions in 2004 continues to have a significant effect on your cash flows for the three months ended March 31, 2005.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief



??

??

??

??

Mr. Richard L. Ham
Millenium Holding Group, Inc.
June 24, 2005
Page 1